Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF FORGE NANO

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” “our” or “Forge Nano” refer to the business of Forge Nano, Inc. and its subsidiaries prior to the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical audited annual consolidated financial statements as of and for the years ended December 31, 2025 and 2024 and the unaudited condensed consolidated financial statements as of September 30, 2026 and for the three and nine months ended September 30, 2026 and 2025 and the related notes to those financial statements appearing elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions and forecasts. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this proxy statement/prospectus titled “Risk Factors” and elsewhere in this proxy statement/prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this proxy statement/prospectus titled “Disclosure Regarding Forward-Looking Statements.”

Unless otherwise specified, all dollar amounts presented in tables in this section are in thousands.

Overview

Founded in 2011, Forge Nano is a leading innovator in Atomic Layer Deposition (“ALD”), a process that provides perfectly conformal, atom-thin coatings on surfaces, wafers and powders. Invented in the 1960s, ALD is a well-understood coating solution. However, attempts to apply ALD to commercial products have largely failed, as the process has historically been too slow and inefficient to be of general utility outside of the semiconductor manufacturing industry. Despite these shortcomings, ALD continues to be employed in semiconductor manufacturing as chip sizes have diminished to the atomic scale.

In the semiconductor space, with our unique wafer tools, Forge Nano applies our ALDx technology to solve scale, speed and efficiency problems, making it a superior coating solution compared to chemical vapor deposition (“CVD”), physical vapor deposition (“PVD”) or any other thin-film coating technology used in semiconductor manufacturing. Our tools produce passivation layers for 3D devices, high-K dielectrics, and conformal films for emerging sensors and power devices, helping to improve efficiency and overcome limitations in traditional manufacturing. Forge Nano’s tools, which, according to our calculations and available data, run at approximately 10 times the speed yet consume a fraction of the costly precursor use of our competitors’ ALD tools, can improve manufacturing yields by delivering higher fidelity of coatings, thus lowering manufacturing costs. Products sold in the semiconductor space include both our commercial research-scale wafer tools, Tephra, and research-scale Theia tools. Our clients include secured defense contractors and commercial and university labs, and we have a rapidly expanding pipeline.

In the battery cell industry, we believe we have also developed the world’s fastest and most efficient approach to creating ALD coatings on powders on a commercial scale with our Atomic Armor technology. While we have applied Atomic Armor ALD coatings to products as varied as pharmaceuticals, three-dimensional (“3D”) printing material and rocket fuel, Forge Nano has been focused on lithium-ion (“Li-ion”) batteries for nearly 15 years. These conformal, ultra-thin coatings fundamentally change a material’s surface properties without altering its core structure, unlocking enhanced performance and novel functionalities for a wide range of applications. We have fully commercialized our research-scale tools, Pandora and Prometheus, and our commercial-scale tools, Lithos and Circe.

By applying our patented ALD coatings to battery anode and cathode powders (the main components of every Li-ion battery), we mitigate the degradation usually encountered in the charging and discharging process while reducing or eliminating the side reactions within the batteries that can produce a thermal runaway. Our Atomic Armor protective coating delivers superior performance by allowing higher operating voltages, which can increase the battery’s overall capacity and energy density by as much as 20% while extending cycle life and reducing gas generation. Applying ALD coatings can significantly reduce or even eliminate the need for costly electrolyte additives, helping reduce the overall manufacturing cost of the battery cell itself. Forge Nano manufactures and sells ALD-enhanced battery cells for a wide array of clients in aerospace, defense, mobility and other non-EV applications.

Forge Nano’s headquarters and manufacturing facility is in Thornton, CO. This 70,605 square foot leased facility is home to our prototype manufacturing battery line, a 4,000 square foot dry room launched in 2025 with capacity for one MWh of batteries annually.

It also houses our 2,000 square foot cleanroom where our commercial semiconductor tools are manufactured and tested before deployment. The site also features 25,000 square feet of floor space hosting a wide array of research and commercial-scale equipment we use to conduct coating services for clients and for internal development.

Forge Nano formed its Forge Battery subsidiary in 2023. In August 2026, Forge Battery broke ground on a manufacturing facility in Morrisville, NC featuring ALD-coated 21700 cells, suitable for use in the production of mission-ready battery packs. Forge Battery is developing the first fully U.S.-sourced and manufactured battery available at gigawatt scale, for aerospace, defense, specialty mobility, unmanned airborne vehicles (“UAVs”), data centers and other applications. We anticipate Forge Battery ramping up for commercial offtake in the next few years.

Through selling tools and ALD-coating services, Forge Nano has developed strategic relationships among and received substantial investment from auto-, material-, manufacturing-, mining- and defense-focused companies.

Our technology is backed by investments in intellectual property (“IP”), with over 200 owned or in-licensed patents and pending or to-be-filed patent applications spanning multiple aspects of ALD application from Li-ion and solid-state batteries to work in additive manufacturing, passive components, pharmaceutical and energetic (explosive/propellant) materials. Our patent estate has been strategically designed to cover materials, processes and equipment, devices (batteries) and application levels, making it difficult for a competitor to do large-scale ALD coating on battery and other critical particles without licensing or designing around Forge Nano intellectual property.

Recent Developments

Acquisition of HzO

On November 4, 2026, we completed the acquisition of HzO, Inc. (the “HzO Acquisition”). In connection with the HzO Acquisition, we issued 5,772,645 shares of Forge Nano common stock with an additional 1,533,795 shares of Forge Nano common stock to be held back for twelve months to secure post closing adjustment and indemnification obligations (the“Holdback Shares”). Of the shares issued in connection with the HzO Acquisition, 2,168,979 shares were issued in exchange for the shares of Forge Nano common stock held by HzO prior to completion of the HzO Acquisition. Upon completion of the HzO Acquisition assuming the full issuance of the Holdback Shares, HzO stockholders would own7,306,440 shares of Forge Nano common stock.

Key Factors Affecting our Results of Operations

We are a growing commercial-stage company that generates income through sales of tools and service contracts, batteries, coating services and related development services to a wide range of advanced material-related companies. We also participate in grant programs with national labs and the Department of Energy to develop applications for ALD and prove efficacy of our coatings in various applications.

Our revenues can be variable due to several factors, principally demand for our semiconductor tools and batteries. The semiconductor industry typically experiences volatility as end-user demand fluctuates and as supply can be subject to external forces in addition to the challenging task of building chips. While generally we believe the demand for semiconductors will grow over time, we recognize that a slowing of the global economy can dampen demand and by extension demand for our tools, as has occurred in recent downturns. By the same measure, supply chain interruptions can drive a scarcity of chips that drives higher pricing but gives rise to the potential for production overcompensation. This can lead to product gluts and ultimately, price depression. Forge Nano believes that it can weather such market turbulence by providing ALD tools that feature rapid throughput and minimal use of expensive precursors while unlocking the ability to produce chips in 3D stacking configurations, which fill a growing need for energy-efficient AI data centers.

The market for li-on batteries is similarly subject to variation driven by general demand, especially from electric vehicles (“EV”s). While the market is expected to grow and energy storage expected to become a critical measure of infrastructure and mobility, market demand is subject to government incentives for end-use products (like EVs) and world-wide supply. The current administration in the United States has eliminated many incentives to purchase EVs and has led to a drop in pricing for batteries. Supply in the battery market is dominated by Chinese suppliers, who have weathered a downturn in global EV demand by dumping their products in the United States and several other markets. Forge Battery has the advantage of serving primarily aerospace, alternative vehicles and Department of Defense contractors, all of whom prefer premium-performance batteries and a local supply chain.

Demand for tool maintenance and repair services depends deeply on tools in the field and tools being installed. The more tools sold, the more this revenue can grow. The same is true for parts. Our coating services are driven largely by corporations’ willingness to pay for product improvements through making changes to their primary inputs. This means that during downturns, corporations are potentially less eager to spend available cash on this work. The unique nature of our powder ALD work is such that we expect companies that continue to strive for improvements in performance or manufacturing economics to continue turning to us for solutions to their advanced material problems.

Our material inputs are subject to many of the same factors. Our tools are assembled with individual components sourced largely from domestic vendors but not exclusively, and those domestic vendors frequently rely on international supply. Disruptions in such supply can include logistical and financial hindrances (in the case of export restrictions or tariffs) which have an impact on the profitability and delivery dates of the final products, which could harm both the results of operations and future bookings.

Volume of business is key to maintaining low input costs for tools, batteries and related services. High throughput opens the capacity for scale pricing for primary materials and efficient use of labor.

Selling, general and administrative (“SG&A”) expenses consist mainly of personnel-related expenses such as salaries, employee benefits and stock-based compensation expense of our executive and administrative employees, as well as fees for professional and advisory services such as legal, accounting and audit. Selling, general and administrative expenses also include corporate insurance expense, including directors’ and officers’ insurance costs, and allocation of overhead costs, which include utilities, rent, depreciation expense and other facilities-related costs. We expect that our selling, general and administrative expenses will increase for the foreseeable future primarily due to costs for compliance-related requirements resulting from being a public company and investment in additional SG&A personnel to support the growth of our business.

Key Components of Consolidated Statement of Operations

The following presents an explanation of key components of our consolidated statements of operations.

Revenues and direct costs for tools are recognized over time on the basis of labor hours incurred in relation to total expected labor hours, as this is the pattern in which control transfers to the customer. With sufficient volumes we expect customization to evolve to configuration (as opposed to actual production), and sales volumes to force an evolution to mass-production, at which point we will be able to migrate to a more standard recognition of revenues and direct costs for tools upon transfer of ownership of each tool. Services for tools are either recognized on a periodic basis for contracted services or on an as-delivered basis for services provided on an ad-hoc basis. Parts revenues are recognized as they are shipped. Direct costs in each category are recognized as revenues are.

Revenues from sales of batteries are recognized as deliveries are made to customers, which includes batteries manufactured for client testing purposes. Coating services, whose engagements can vary from very short and low-resource requirement jobs to very large and resource-intense jobs, are recognized on a percent-complete basis.

The Company receives government grants under cost-sharing arrangements in connection with certain research, development, and infrastructure projects. Grant income is recognized when there is reasonable assurance that the Company has complied with the applicable conditions and the grant will be received. Grant proceeds are presented on a gross basis within non-operating income in the unaudited condensed consolidated statements of operations. Related costs incurred under these arrangements are recorded within the applicable operating expense categories and are not netted against grant income.

Many of the Company’s grant arrangements are structured as cost-share programs, under which the Company is reimbursed for a portion of costs incurred. For a majority of these programs, reimbursements approximate the Company’s eligible expenditures. For example, certain grant arrangements provide for reimbursement that is approximately commensurate with the Company’s level of qualifying spend.

Certain grants provide for reimbursement at levels below the Company’s total project costs. For example, under the Bipartisan Infrastructure Law (“BIL”) grant to support development of the Company’s Morrisville battery facility, the Company expects reimbursement of approximately 42% of eligible costs incurred under the program.

Management believes that presenting grant income on a gross basis provides greater transparency into both the level of grant funding received and the underlying operating costs associated with these programs.

Consolidated Results of Operations

We discuss our historical results of operations, and the key components of those results, below. Our results of operations set forth below and elsewhere in this proxy statement/prospectus may not necessarily be indicative of future results.

The Company operates in three reportable segments based on the nature of its products and services:

●	Tool Manufacturing & Related Services
●	Coating Services
●	Battery Manufacturing

These segments reflect the manner in which the Company’s Chief Operating Decision Maker (“CODM”) evaluates financial performance.

The CODM reviews operating results at the segment level, including revenue and gross profit (loss).

The CODM does not review asset information at the reportable segment level and does not use such information in allocating resources or assessing performance.

Operating expenses, including general and administrative and research and development expenses, are managed and evaluated on a consolidated basis.

Three Months Ended September 30, 2026 Compared to the Three Months Ended September 30, 2025

	Three months ended September 30,
	2026	2025	Variance	%
Net Sales
Tool manufacturing and related services	$1,044	$944	100	11%
Coating services	358	296	62	21%
Battery manufacturing	564	765	(201)	(26)%
Total Net Sales	1,966	2,005	(39)	(2)%
Cost of Sales
Tool manufacturing and related services	2,294	1,255	1,039	83%
Coating services	1,255	957	298	31%
Battery manufacturing	355	879	(524)	(60)%
Total Cost of Sales	3,904	3,091	813	26%
Gross Loss	(1,938)	(1,086)	(852)	78%
Operating Expenses
General and administrative	11,028	12,438	(1,410)	(11)%
Total Operating Expenses	11,028	12,438	(1,410)	(11)%
Operating Loss	(12,966)	(13,524)	558	(4)%
Nonoperating Income (Expense)
Interest income	181	198	(17)	(9)%
Grant income	896	2,735	(1,839)	(67)%
Other income	138	695	(557)	(80)%
Interest expense, change in fair value, and amortization of debt discount	(194)	(1,973)	1,779	(90)%
Other income (expense)	(9)	122	(131)	(107)%
Total Nonoperating Income	1,012	1,777	(765)	(43)%
Net Loss	$(11,954)	$(11,747)	$(207)	2%

Net Sales

Total net sales decreased by approximately $39.0 thousand, or 2%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The decrease was primarily attributable to lower battery manufacturing revenue resulting from the timing of milestone-based project deliverables. This decrease was partially offset by higher revenue from tool manufacturing and related services, primarily associated with commercial Tephra projects, and higher coating services revenue associated with Phase 3 activities under a collaboration agreement entered into in connection with the Series D financing.

Tool manufacturing and related services

Revenue from tool manufacturing and related services increased by approximately $0.1 million, or 11% for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase was primarily attributable to higher revenue from commercial Tephra projects during the current-year period, partially offset by approximately $0.3 million of revenue recognized in the prior-year period related to a Tephra unit delivered in September 2025. During the current-year period, revenue recognition benefited from commercial Tephra projects and management’s strategy of maintaining inventories of long-lead materials and partially completed base units, which reduced manufacturing lead times and accelerated customer deliveries.

Coating services

Coating services revenue increased by approximately $62.0 thousand, or 21%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase was primarily attributable to revenue recognized from Phase 3 activities under a collaboration agreement entered into in connection with the Series D financing. The agreement provides for approximately $1.0 million of development work for a Series D participant, of which only a portion was recognized as revenue during the current-year period. In comparison, minimal revenue was recognized under the arrangement during the prior-year quarter because Phase 1 and Phase 2 activities were primarily performed during other periods in 2025.

Battery manufacturing

Battery manufacturing revenue decreased by approximately $0.2 million, or 26%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The decrease was primarily attributable to lower revenue from Forge Nano-produced cells, battery packs and related analysis services due to the timing of milestone-based project deliverables, partially offset by revenue from the distribution of Samsung SDI-produced cells, which commenced in June 2026.

Cost of sales

Total cost of sales increased by approximately $0.8 million, or 26%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase was primarily attributable to higher costs associated with the expansion of the Company’s Tephra product line and operations in Taiwan, as well as higher coating services activity. These increases were partially offset by lower battery manufacturing cost of sales following the completion of the Cesium Astro battery project.

Tool manufacturing and related services

Cost of sales for tool manufacturing and related services increased by approximately $1.0 million, or 83%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase was primarily attributable to the Company’s continued expansion of its Tephra product line and operations in Taiwan. Labor costs increased by approximately $0.3 million due to the expansion of the Company’s Operations and Service teams in Thornton and Taiwan, while travel costs increased by approximately $0.2 million in connection with the Hyperlight Tephra installation and the onboarding of new employees in Taiwan. The increase also reflected higher bill-of-materials costs as the Company continued to refine the design of its early Tephra models.

Coating services

Coating services cost of sales increased by approximately $0.3 million, or 31%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase was attributable in part to higher coating services activity, as coating costs generally fluctuate with sales volumes. Direct labor costs increased by approximately $0.1 million due to continued work on the Toyota and General Motors Joint Development Agreement (“JDA”) projects. These JDA projects generally require more labor than typical coating services projects due to additional tool modifications, customer communications and reporting requirements.

Personal property tax expense also increased by approximately $0.1 million, primarily due to the expansion of fixed assets at the Company’s Thornton facility during 2025 and a corresponding increase in the estimated property tax accrual during 2026.

Battery manufacturing

Battery manufacturing cost of sales decreased by approximately $0.5 million, or 60%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The decrease was primarily attributable to the completion of the Company’s Cesium Astro battery project in August 2026. Upon completion, approximately $0.6 million of expected contract losses accrued in prior periods was applied against losses incurred on the project during the current-year period, reducing battery manufacturing cost of sales. This decrease was partially offset by costs incurred on other battery manufacturing activities during the current-year period. Battery manufacturing cost of sales may fluctuate significantly between periods because the Company’s battery projects are generally high-cost and low-volume, and related costs are recognized based on the timing of project activity and deliveries.

General and administrative

General and administrative expenses decreased by approximately $1.4 million, or 11%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The decrease was primarily attributable to a $4.0 million decrease in grant-related expenses. During the prior-year period, the Company submitted approximately $3.8 million of expenses to the BIL grant for Siemens switchgear associated with the Morrisville battery manufacturing facility, while no comparable submissions were made during the current-year period. The decrease was partially offset by the growth and expansion of the Company’s operations to meet future expected demand, including a $1.0 million increase in professional services expenses, primarily accounting and consulting fees related to the Business Combination, due diligence activities and public company readiness initiatives, a $1.0 million increase in personnel costs, reflecting additional personnel supporting the prototype line, sales and executive functions, a $0.2 million increase in laboratory expenses, and a net $0.4 million increase in other general and administrative expenses, including facilities, travel and IT systems.

Interest income

Interest income decreased by approximately $17.0 thousand, or 9%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The decrease was primarily attributable to lower average cash balances held in money market accounts during the current-year period. Money market account balances decreased from approximately $7.9 million at September 30, 2025 to approximately $3.8 million at September 30, 2026. The decrease in cash balances was primarily attributable to the utilization of proceeds from the Series D financing raised in 2025 to fund the Company’s working capital requirements.

Grant income

Grant income decreased by approximately $1.8 million, or 67%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The decrease was primarily attributable to lower reimbursable activity under the Company’s BIL grant and other grant programs. During the prior-year period, the Company submitted approximately $3.8 million of Siemens switchgear-related expenditures under the BIL grant, resulting in approximately $1.6 million of grant income, while no comparable expenditures were submitted during the current-year period. Grant income may fluctuate between periods based on the timing of eligible expenditures and related reimbursement submissions.

Other Income

Other income decreased by approximately $0.6 million, or 80%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The decrease was primarily attributable to fair-value gains related to warrants and other financial instruments that were recognized within Other income during the prior-year period. During 2026, comparable fair-value gains were recorded within the fair-value adjustment account and presented within interest expense, changes in fair value, and amortization of debt discount, where such gains offset related fair-value losses.

Interest expense, change in fair value, and amortization of debt discount

Interest expense, changes in fair value and amortization of debt discount decreased by approximately $1.8 million for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The decrease was primarily attributable to the absence of amortization of debt issuance costs in the current-year period, which was $0.8 million in the prior-year period, and lower interest expense of $0.3 million, compared to $0.5 million in the prior-year period, following a principal repayment in November 2025.

The current-year period also included fair-value gains of $0.1 million on warrant liabilities and the contingent consideration liability for the Sundew ALD acquisition.

Nine Months Ended September 30, 2026 Compared to the Nine Months Ended September 30, 2025

The following table sets forth our historical results for the periods indicated, and the changes between periods (in thousands):

	Nine months ended September 30,
	2026	2025	Variance	%
Net Sales
Tool manufacturing and related services	$4,180	$3,107	1,073	35%
Coating services	972	1,067	(95)	(9)%
Battery manufacturing	915	1,153	(238)	(21)%
Total Net Sales	6,067	5,327	740	14%
Cost of Sales
Tool manufacturing and related services	6,688	3,699	2,989	81%
Coating services	3,921	2,838	1,083	38%
Battery manufacturing	494	1,040	(546)	(53)%
Total Cost of Sales	11,103	7,577	3,526	47%
Gross Loss	(5,036)	(2,250)	(2,786)	124%
Operating Expenses
General and administrative	31,582	30,409	1,173	4%
Total Operating Expenses	31,582	30,409	1,173	4%
Operating Loss	(36,618)	(32,659)	(3,959)	12%
Nonoperating Income (Expense)
Interest income	401	548	(147)	(27)%
Grant income	2,715	6,153	(3,438)	(56)%
Other income	208	703	(495)	(70)%
Interest expense, change in fair value, and amortization of debt discount	(11,182)	(8,385)	(2,797)	33%
Other expense	(28)	(29)	1	(3)%
Total Nonoperating Income (Expense)	(7,886)	(1,010)	(6,876)	681%
Net Loss	$(44,504)	$(33,669)	$(10,835)	32%

Net Sales

Total net sales increased by approximately $0.7 million, or 14%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily driven by higher sales of our Tephra semiconductor tool platform. This increase was partially offset by lower coating services revenue and a modest decrease in battery manufacturing revenue during the period.

Tool manufacturing and related services

Revenue from tool manufacturing and related services increased by approximately $1.1 million, or 35%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily driven by the Company’s continued focus on expanding its Tephra semiconductor tool platform. Revenue from Tephra projects increased by approximately $1.4 million as work commenced on two new commercial-scale Tephra projects during 2026. Tephra projects represent higher-value commercial equipment projects and contributed significantly to the year-over-year increase. This increase was partially offset by a decline of approximately $0.4 million in revenue from the Prometheus product line as the Company continued to shift its focus toward Tephra offerings.

Coating services

Coating services revenue decreased by approximately $95.0 thousand, or 9%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The decrease was primarily attributable to the timing of customer orders and shipments at month-end, partially offset by revenue recognized from Phase 3 activities under a collaboration agreement entered into in connection with the Series D financing during the current-year period.

Battery manufacturing

Battery manufacturing revenue decreased by approximately $0.2 million, or 21%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The decrease was primarily driven by a $0.5 million reduction in revenue from low-volume, high-value Forge Nano-produced cell, pack, and analysis projects, for which revenue fluctuates based on the completion of milestone deliverables. This decrease was partially offset by revenue from the distribution of Samsung SDI-produced cells, which commenced in June 2026. The Company continues to develop its pipeline for Forge Nano-produced cells and battery packs. The timing and amount of revenue recognized from ongoing projects will depend on the completion of the applicable project deliverables. The Company also expects its expanded Samsung SDI battery portfolio to support higher-volume sales opportunities.

Cost of sales

Total cost of sales increased by approximately $3.5 million, or 47%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily attributable to higher Tephra production costs, expansion of the Company’s semiconductor equipment and coating operations, and increased personnel, facility and travel-related expenses. These increases were partially offset by lower battery manufacturing cost of sales following the completion of the Cesium Astro battery project and the application of estimated contract losses accrued in prior periods against losses incurred on the project during the current-year period.

Tool manufacturing and related services

Cost of sales for tool manufacturing and related services increased by approximately $3.0 million, or 81%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily attributable to increased Tephra production activity as the Company continued to focus on expanding its commercial-scale Tephra product line, which has higher bill of materials costs and labor requirements to produce, resulting in increase in direct materials and direct labor costs by approximately $1.0 million and $0.1 million, respectively. The increase also reflects the Company’s expansion of operations in Taiwan and growth of its Operations and Service teams in both Thornton and Taiwan to support its semiconductor equipment business, resulting in approximately $0.7 million of additional personnel costs and a $0.3 million increase in materials and supplies expense. In addition, travel costs increased by approximately $0.5 million as employees were deployed to support Hyperlight Tephra installation activities and the onboarding of newly hired personnel in Taiwan.

Coating services

Coating services cost of sales increased by approximately $1.1 million, or 38%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily attributable to the expansion of the Company’s Thornton facility capabilities through investments in new equipment, cleanrooms, dry rooms and other manufacturing infrastructure, which resulted in increases of approximately $0.4 million in personal property tax expense and $0.1 million in utility costs. The increase also reflected higher direct material and labor costs associated with a strategic JDA coating project with Toyota that commenced in the third quarter of 2026, as the project required greater material and labor resources than the Company’s typical proof-of-concept and other JDA projects.

Battery manufacturing

Battery manufacturing cost of sales decreased by approximately $0.5 million, or 53%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The decrease was primarily attributable to the completion of the Company’s Cesium Astro battery project in August 2026. Upon completion of the final project deliverable, approximately $0.6 million of estimated contract losses accrued in prior periods was applied against losses incurred on the project during the current-year period, reducing battery manufacturing cost of sales. This reduction was partially offset by costs associated with other battery manufacturing activities during the current-year period.

General and administrative

General and administrative expenses increased by approximately $1.2 million, or 4%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily attributable to a $2.7 million increase in facilities expenses, including $2.4 million of rent expense associated with the Morrisville battery manufacturing facility and the impact of a first amendment to the Morrisville Lease executed in May 2026; a $2.5 million increase in personnel costs, reflecting additional personnel for the prototype line, sales and executive functions, including a $0.5 million increase in stock-based compensation; a $1.9 million increase in professional services expenses, primarily accounting and consulting fees related to the Business Combination, due diligence activities and public company readiness initiatives; and a net $1.5 million increase in other general and administrative expenses, including travel, IT systems, laboratory, marketing and recruiting expenses. These increases were partially offset by a $7.5 million decrease in grant-related expenses, consisting of a $4.0 million decrease in equipment costs, as no comparable expenditures were submitted in 2026 compared with Siemens switchgear-related expenditures submitted under the BIL grant during the third quarter of 2025, and a $3.5 million decrease in other grant-related costs, primarily contractual and materials costs following the completion of certain longstanding grant projects.

Interest income

Interest income decreased by approximately $0.1 million, or 27%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The decrease was primarily attributable to lower average cash balances held in money market accounts during the current-year period. Money market account balances decreased from approximately $7.9 million at September 30, 2025 to approximately $3.8 million at September 30, 2026. The decrease in cash balances was primarily attributable to the utilization of proceeds from the Series D financing raised in 2025 to fund the Company’s working capital requirements.

Grant income

Grant income decreased by approximately $3.4 million, or 56%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The decrease was primarily attributable to lower reimbursable activity under the Company’s BIL grant and other grant programs. During the prior-year period, the Company submitted approximately $3.8 million of Siemens switchgear-related expenditures, resulting in approximately $1.6 million of grant income. The decrease in grant income during 2026 was generally consistent with the lower level of grant-related expenditures during the period. Grant income may fluctuate between periods based on the timing and amount of eligible expenditures and related reimbursement submissions under the BIL grant.

Other Income

Other income decreased by approximately $0.5 million, or 70%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The decrease was primarily attributable to a change in the classification of fair-value gains related to warrants and other financial instruments. During the prior-year period, such gains were recorded within other income. During 2026, such gains were recorded within the fair-value adjustment account and presented within interest expense, change in fair value, and amortization of debt discount, where the gains offset related losses.

Interest expense, change in fair value, and amortization of debt discount

Interest expense, changes in fair value and amortization of debt discount increased by approximately $2.8 million for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily attributable to a $9.3 million fair-value loss resulting from an increase in the fair value of warrant liabilities during the current-year period, compared to a $0.7 million fair-value gain in the prior-year period. During the second quarter of 2026, the Company modified certain valuation assumptions based on new circumstances, reflecting the increased probability of completing the Business Combination and the anticipated trading liquidity following such transaction. This change in estimate resulted in a significant increase in the fair value of the related warrant liabilities. The Company also recorded a $1.0 million fair-value loss on the contingent consideration liability for the Sundew ALD acquisition, compared to a $0.8 million loss in the prior-year period. The increase was partially offset by the absence in the current-year period of a $3.9 million loss on extinguishment of debt recognized in the prior-year period in connection with the 2025 Series D financing transactions, a decrease in amortization of debt issuance costs and debt discount to $0.1 million from $2.3 million in the prior-year period, and lower interest expense of $0.8 million, compared to $1.4 million in the prior-year period, following the $8.0 million principal repayment in November 2025.

Non-GAAP Financial Measures of our Performance

We present Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow because we believe these measures provide investors with additional insight into our operating performance and liquidity. Management uses these measures internally to evaluate performance, allocate resources, and assess our ability to service indebtedness. These measures are not prepared in accordance with U.S. GAAP and should not be considered in isolation or as substitutes for GAAP results. Other companies may define these measures differently.

Adjusted EBITDA is defined as net income (loss) before interest expense, income taxes, depreciation and amortization, amortization of right-of-use assets, amortization of intangible assets, stock-based compensation, non-cash interest expense, changes in fair value of derivative liabilities and contingent consideration, and other nonrecurring items. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by total net sales. Free Cash Flow is defined as net cash provided by (used in) operating activities less purchases of property and equipment and deposits paid for property and equipment.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to net loss and net loss margin, the most directly comparable financial measure calculated and presented in accordance with GAAP for the the three and nine months ended September 30:

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Net loss	$(11,954)	$(11,747)	$(44,504)	$(33,669)
Net loss margin	(608)%	(586)%	(734)%	(632)%
Add back:
Depreciation and amortization	691	705	2,096	2,101
Amortization of right-of-use operating lease asset	784	628	2,275	1,410
Amortization of intangible assets	51	50	153	152
Stock-based compensation	424	355	1,262	765
Board of directors stock-based compensation	34	—	77	74
(Gain) loss on reversal of provision for loss on contract	(601)	(3)	(353)	15
Amortization of convertible debt discount	—	770	122	2,336
Loss on extinguishment of debt	—	—	—	3,891
Change in fair value of contingent consideration for Sundew ALD acquisition	(40)	71	958	765
Change in fair value of warrant liabilities	(48)	(66)	9,293	(711)
Other nonoperating income	(924)	(2,552)	(2,487)	(5,271)
Adjusted EBITDA	$(11,583)	$(11,789)	$(31,108)	$(28,142)
Adjusted EBITDA margin	(589)%	(588)%	(513)%	(528)%

The following table reconciles net cash provided by operating activities in the Consolidated Statements of Cash Flows to Free Cash Flow for the nine months ended September 30:

	Nine months ended September 30,
	2026	2025
Net cash, cash equivalents, and restricted cash used in operating activities	$(29,326)	$(26,648)
Purchase of property and equipment	(1,117)	(363)
Free cash flow	$(30,443)	$(27,011)

These metrics are not constructed in accordance with U.S. GAAP, and our use of these terms varies from others in our industry. These metrics should not be considered as alternatives to net income, cash flow from operations or any other performance measure derived in accordance with U.S. GAAP as measures of operating performance. These metrics have important limitations as an analytical tool and should not be considered in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Because of the limitations, we rely primarily on our U.S. GAAP results and use these metrics only as supplemental measures.

Liquidity, Going Concern and Capital Resources

During the three months ended September 30, 2026 and 2025, the Company incurred net losses in the amount of $12.0 million and $11.7 million, respectively. During the nine months ended September 30, 2026 and 2025, the Company incurred net losses in the amount of

$44.5 million and $33.7 million, respectively, and generated negative cash flows from operations in the amounts of $29.3 million and $26.6 million, respectively. Additionally, as of September 30, 2026, the Company had an accumulated deficit in the amount of $173.6 million and cash and cash equivalents of $15.7 million.

Based on current liquidity, historical operating losses, negative operating cash flows, and forecasted expenditures as of September 30, 2026, the Company’s current forecast of operating results and cash flows, combined with the effect of the financing transactions discussed above, management determined that there is substantial doubt about the Company’s ability to continue as a going concern over the twelve months following the date of these financial statements.

Subsequent to September 30, 2026, the Company completed the Business Combination and PIPE Financing (see “Recent Developments”). Management believes that these proceeds are adequate to fund the Company’s operations and planned capital expenditures.

As of September 30, 2026, the Company’s unaudited consolidated balance sheet reflects a working capital ratio of approximately 1.4, indicating that current assets are sufficient to meet short-term obligations. Based on the Company’s current cash burn rate, management estimates that existing cash resources provide approximately nine months of liquidity, exclusive of other commitments.

The Company’s cash balance at September 30, 2026 reflects the proceeds received from the final closing of its Series D convertible preferred equity financing.

The initial Series D financing round was undertaken during a period of constrained capital market activity, characterized by increased market uncertainty associated with U.S. trade policy developments and a broader decline in investor confidence in global equity markets. Notwithstanding these conditions, the Company completed the Series D financing as planned.

Management has prepared an interim cash flow forecast covering the period from October 1, 2026 through September 30, 2027 based on the Company’s current operating plan, revenue outlook, historical spending patterns. The forecast assumes no additional equity or project financing proceeds, including any proceeds that may result from the Business Combination and associated $123.0 million of committed PIPE financing or its efforts to secure approximately $275.0 million of financing for the Morrisville facility through the Office of Strategic Capital. As a result, the forecast assumes a reduced pace of capital deployment for the Morrisville facility until additional financing is obtained. The forecast further assumes continued funding under the Department of Energy’s $100.0 million Bipartisan Infrastructure Law grant program, forecasted commercial bookings for Forge Nano products and services, gradual improvement in direct gross margins to approximately 27.5% by the third quarter of 2027, and limited investment in Forge Nano and the acquisition of HzO during the forecast period.

Based on this forecast, management expects the Company’s cash balance to remain positive throughout the forecast period, including under a sensitivity in which revenues reach only 75% of forecasted revenues. The forecast is based on estimates and assumptions that are subject to uncertainty, including the timing and amount of bookings and the Company’s ability to achieve forecasted margins, and actual results could differ materially.

The Company’s capital structure includes preferred shares that do not carry mandatory dividend requirements. The Company maintains flexibility in its financing strategy, including potential equity raises and refinancing options to address outstanding debt obligations.

The Forge Battery project represents a significant future capital commitment. Project financing will only be pursued once key risks have been mitigated, including secured off-take agreements, finalized construction and equipment budgets, and engagement of an experienced Engineering, Procurement and Construction (“EPC”) contractor. Forge Battery will bear the obligations and collateral associated with project financing and lease commitments, insulating Forge Nano from direct exposure. While failure to complete the Forge Battery facility could negatively impact the Company’s reputation and future capital-raising efforts, it is not expected to materially affect cash flows within the next 12 months.

Cash Flows

Nine Months Ended September 30, 2026 Compared to the Nine Months Ended September 30, 2025

The following table presents a summary of our net cash (used in) provided by operating, investing and financing activities for the historical periods:

	Nine months ended September 30,
	2026	2025
Cash flows (used in) provided by:
Operating activities	$(29,326)	$(26,648)
Investing activities	(12,117)	(363)
Financing activities	48,826	33,714
Net increase in cash, cash equivalents, and restricted cash	$7,383	$6,703

Net cash used in operating activities

During the nine months ended September 30, 2026, net cash used in operating activities was $29.3 million, consisting primarily of a net loss of $44.5 million and $0.7 million of cash used by changes in operating assets and liabilities, partially offset by $15.9 million of non-cash adjustments. Non-cash items include change in fair value of warrant liabilities of $9.3 million, amortization of non-cash lease expense and intangible assets of $2.4 million, depreciation and amortization expense of $2.1 million, a change in fair value of contingent consideration for Sundew ALD acquisition of $1.0 million, stock-based compensation including Board of Directors of $1.3 million, gain on reversal of provision for loss on contract of $0.4 million and amortization of debt discount of $0.1 million. Cash used by changes in operating assets and liabilities was primarily attributable to increases in inventory of $3.0 million, deposits of $0.1 million, prepaid expenses and other current assets of $1.0 million and contract assets - unbilled accounts receivable of $0.3 million. These uses were partially offset by increases in accrued and other current liabilities of $3.2 million and contract liabilities-deferred revenue of $0.5 million, and decrease in accounts receivable of $0.1 million.

During the nine months ended September 30, 2025, net cash used in operating activities was $26.6 million, consisting primarily of a net loss of $33.7 million and $3.8 million of cash used by changes in operating assets and liabilities, partially offset by $10.8 million of non-cash adjustments. Non-cash items include amortization of non-cash lease expense and intangible assets of $1.6 million, amortization of debt discount of $2.3 million, depreciation and amortization expense of $2.1 million, a change in fair value of contingent consideration for Sundew ALD acquisition of $0.8 million, change in fair value of warrant liabilities of $(0.7) million, loss on extinguishment of debt of $3.9 million and stock-based compensation of $0.8 million. Changes in working capital were primarily driven by increase in deposits of $0.8 million, contract assets - unbilled accounts receivable of $2.0 million, inventory of $0.9 million, prepaid expenses and other current assets of $0.4 million, partially offset by decreases in accounts payable of $2.2 million, contract liabilities-deferred revenue of $0.3 million and accrued and other current liabilities of $0.5 million, partially offset by decrease in the accounts receivable of $0.6 million and an increase in operating lease liabilities of $2.8 million.

Net cash used in investing activities

During the nine months ended September 30, 2026, we used $12.1 million of cash in investing activities, primarily for the purchases of property and equipment of $1.1 million, deposits paid for property and equipment of $10.0 million and issuance of $1.0 million advance to HzO under a credit agreement.

During the nine months ended September 30, 2025, we used $0.4 million of cash in investing activities, primarily for the purchases of property and equipment.

Net cash provided by financing activities

Cash provided by financing activities during the nine months ended September 30, 2026 was $48.8 million, primarily as a result of net proceeds from issuance of Series D preferred stock of $50.3 million, net of issuance costs of $1.6 million.

Cash provided by financing activities during the nine months ended September 30, 2025 was $33.7 million, primarily as a result of net proceeds from issuance of Series D preferred stock of $33.6 million, and Series D convertible note of $1.2 million, partially offset by issuance costs of $0.7 million and a $0.4 million payment of contingent consideration for the Sundew ALD acquisition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates and Significant Judgments and Estimates

Our unaudited condensed consolidated financial statements have been prepared in accordance with GAAP. The preparation of these unaudited condensed consolidated financial statements in accordance with GAAP requires management to make certain estimates, assumptions and judgments that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Although we believe our estimates, assumptions and judgments are reasonable, actual results may differ from our estimates under different assumptions, judgments or conditions.

Our significant accounting policies, which are detailed in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report, describe the significant accounting policies and methods used in the preparation of our consolidated financial statements. Of our significant accounting policies, we consider the following policies to be critical as they involve a higher degree of subjective or complex judgments and assumptions, often as a result of the need to make estimates about the effect of inherently uncertain matters.

Revenue Recognition

Revenue is recognized over time for most contracts using an input method based on labor hours incurred relative to total estimated labor hours. This requires significant judgment in estimating total contract costs and progress toward completion. Changes in these estimates can materially affect the timing and amount of revenue recognized. For the three months ended September 30, 2026 and 2025, three customers represented approximately 33% and two customer represented approximately 35% of total net revenue, respectively. For the nine months ended September 30, 2026 and 2025, one customer represented approximately 23% and one customer represented approximately 18% of total net revenue, respectively. Variable consideration, primarily related to change orders and cost overages, is included in the transaction price when it is probable that a significant reversal will not occur. While historical adjustments have not been material, future changes in estimates could significantly impact reported results.

Accounts Receivable

The Company estimates an allowance for credit losses on accounts receivable based on historical collection experience, current conditions, and benchmarking against comparable public companies. This estimate involves judgment and is subject to change based on customer credit risk and economic factors. The allowance is generally calculated as approximately 2% of total accounts receivable, with additional adjustments made for specific accounts as needed. Changes in these estimates could materially affect reported results. As of September 30, 2026 and December 31, 2025, the allowance for credit losses was $37 and $40, respectively, and any significant changes in assumptions could impact future periods’ financial condition and results of operations.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate potential impairment.

Goodwill is evaluated for impairment at the reporting unit level. A reporting unit is defined as an operating segment or one level below an operating segment. The Company has identified three reporting units, which correspond to its operating and reportable segments:

●	Tool Manufacturing & Related Services
●	Coating Services
●	Battery Manufacturing

This determination is based on the Company’s organizational structure, the availability of discrete financial information, and management’s regular review of such information in assessing performance and allocating resources.

The Company performs its annual impairment test during the fourth quarter and may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. In performing this assessment, the Company considers factors such as macroeconomic conditions, industry and market trends, cost factors, overall financial performance, and company-specific developments.

If a quantitative assessment is required, the Company estimates the fair value of the reporting unit using valuation techniques consistent with the income and market approaches, which require significant judgment, including assumptions related to projected financial performance, discount rates, and long-term growth.

For the nine months ended September 30, 2026, the Company performed qualitative assessments for each reporting unit and concluded that it was more likely than not that the fair value of each reporting unit exceeded its carrying amount. Accordingly, no impairment was recognized.

Recent Accounting Pronouncements Not Yet Adopted

See Note 2 to our accompanying unaudited condensed consolidated financial statements included elsewhere in this filing for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in interest rates on debt obligations and foreign currency exchange rates that could impact our financial condition, results of operations and cash flows. We manage our exposure to these and other market risks through regular operating and financing activities.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our outstanding indebtedness and any future borrowings. As of September 30, 2026, we had an outstanding note payable to OIC with a remaining balance of approximately $10.5 million, which bore interest at a fixed rate and was repaid in full on October 20, 2026. Because this obligation was fixed-rate debt, we are not currently exposed to fluctuations in market interest rates with respect to this note. However, if we seek to refinance this debt or obtain additional financing, changes in prevailing interest rates could increase our cost of capital and adversely affect our financial condition.

Additionally, if we pursue project financing for the Forge Battery initiative, such financing may include variable-rate components, which would expose us to interest rate volatility. A hypothetical 100 basis point increase in interest rates on a $50 million variable-rate borrowing would result in an incremental annual interest expense of approximately $5 million. We currently do not utilize derivative instruments to manage interest rate risk.

Commodity Risk

Our operations involve the development and commercialization of advanced materials and technologies, which require certain raw materials and components. While we do not currently engage in large-scale commodity purchases, our costs may be indirectly affected by fluctuations in commodity prices, particularly metals and chemicals used in powder and semiconductor applications. Significant increases in the prices of these inputs could raise our production costs and negatively impact margins.

We do not currently hedge commodity price risk through futures contracts or other derivative instruments. However, as our commercial volumes increase, we may consider implementing risk management strategies to mitigate exposure to commodity price volatility.

JOBS Act Accounting Election

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” We have elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our audited financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. Refer to Note 2 to our audited consolidated financial statements for additional information regarding new or revised accounting pronouncements.

We have chosen to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies; (iii) comply with certain types of new requirements adopted by the PCAOB; and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may remain an “emerging growth company” until the last day of the fiscal year following the February 12, 2030. However, if certain events occur prior to such date, including if we become a “large accelerated filer,” our annual gross revenue equals or exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” prior to such date.